Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries SE
ARBN 097 829 895
Appendix 4D — Half Year Ended 30 September 2010

	Half Year Ended 30 September
	2010		2009
Key Information	US$M		US$M		Movement
Net Sales From Ordinary Activities		606.0		588.7	Up	3%
(Loss) Profit From Ordinary Activities After Tax Attributable to Shareholders		(318.8)		(97.5)	Down	—
Net (Loss) Profit Attributable to Shareholders		(318.8)		(97.5)	Down	—
Net Tangible Liabilities per Ordinary Share	US$	(0.99)	US$	(0.35)	Down	—
Dividend Information
•	No interim dividend for fiscal year 2011 will be paid to share/CUFS holders.
Movements in Controlled Entities during the half year ended 30 September 2009
The following entities ceased to exist pursuant to a merger:
•	James Hardie International Finance Sub II B.V. (7 June 2010);

•	James Hardie International Finance Sub I B.V. (7 June 2010); and

•	James Hardie International Finance B.V. (7 June 2010).
The following entity changed its name:
•	James Hardie Fibre Cement Pty Ltd changed its name to ACN 082 153 759 Pty Ltd (21 May 2010)
The following companies were placed into voluntary members liquidation:
•	Yelrom International Pty Ltd. (16 August 2010); and

•	ACN 001 664 740 (16 August 2010);
Review
The results and financial information included within this half year report have been prepared using US GAAP and have been subject to an independent review by external auditors.
Results for the 2nd Quarter and Half Year Ended 30 September 2010
Contents
1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements

5.	Q2/1H and Half Year Directors Report
James Hardie Industries SE is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2010 Annual Report which can be found on the company website at www.jameshardie.com.